 Exhibit 99.1

CIBC Enters Into Automatic Share Purchase Plan

TORONTO, Sept. 23, 2019 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that it has entered into an automatic share purchase plan (ASPP) with its broker, CIBC Capital Markets, in order to facilitate repurchases of common shares under its previously announced normal course issuer bid (NCIB).

CIBC previously announced that it had received approval from the Toronto Stock Exchange (TSX) to repurchase for cancellation up to 9 million common shares under its NCIB, which commenced on June 4, 2019, and expires on June 3, 2020. Under the NCIB, CIBC may repurchase common shares through the facilities of the TSX and alternative Canadian trading systems and the NYSE. All repurchased common shares will be cancelled.

Under CIBC's ASPP, CIBC Capital Markets may purchase common shares at times when CIBC ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by CIBC Capital Markets based upon parameters set by CIBC prior to the commencement of any such blackout period and in accordance with the terms of the ASPP. The ASPP has been approved by the TSX.

About CIBC
CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada,  in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

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%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 08:00e 23-SEP-19